Filed Pursuant to Rule 424(b)(5)
Registration No. 333-270729
PROSPECTUS SUPPLEMENT (TO PROSPECTUS SUPPLEMENT DATED APRIL 11, 2024 AND PROSPECTUS DATED APRIL 5, 2023)
BUZZFEED, INC.
UP TO $150,000,000
SHARES OF CLASS A COMMON STOCK
This prospectus supplement (“Prospectus Supplement”) amends and supplements the information in our prospectus dated April 5, 2023 (the “Base Prospectus”), as supplemented by our prospectus supplements dated June 20, 2023 and April 11, 2024 (collectively, the “ATM Prospectus Supplements” and together with the Base Prospectus, the “Prospectus”), filed pursuant to our registration statement on Form S-3 (File No. 333-270729) (the “Registration Statement”). This Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.
We previously entered into an at-the-market offering agreement (the “Sales Agreement”) with Craig-Hallum Capital Group LLC as the sales agent relating to the sale of shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”).
As of the date of this Prospectus Supplement, the aggregate market value of our outstanding common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $92,521,436, which was calculated based on the aggregate of 33,522,260 shares of our outstanding common stock (including Class A common stock and Class B common stock, par value $0.0001 per share) held by non-affiliates as of June 30, 2024 and a price of $2.76 per share, the closing price of our Class A common stock on June 28, 2024 (which is within 60 days of the date of this Prospectus Supplement). As a result, our public float has increased above $75 million and we are no longer subject to the limitations contained in General Instruction I.B.6 of Form S-3 as of the date of this Prospectus Supplement. If we become subject to the offering limitations contained in General Instruction I.B.6 of Form S-3 in the future, we will file another prospectus supplement.
We are filing this Prospectus Supplement to increase the maximum aggregate offering price of our Class A common stock that may be offered, issued and sold under the Prospectus pursuant to the Sales Agreement to $150 million (less the aggregate gross proceeds of approximately $1.1 million already received by us pursuant to the Sales Agreement).
Our Class A common stock is listed on Nasdaq under the symbol “BZFD.” On July 3, 2024, the last reported sales price of our Class A common stock was $2.71 per share.

We are an “emerging growth company” under applicable federal securities laws and are subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE S-10 OF THE ATM PROSPECTUS SUPPLEMENT DATED JUNE 20, 2023 AS WELL AS THE RISK FACTORS THAT ARE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FROM OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.
Craig-Hallum
The date of this prospectus supplement is July 3, 2024.